VOLUNTARY CONDITIONAL CASH OFFER

Important Reminder!



by

Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore) (Co. Reg. No.: 199603003D)

a wholly-owned subsidiary of

Temasek Holdings (Private) Limited
(Incorporated in Singapore) (Co. Reg. No.: 197401143C)

for

STATS ChipPAC Ltd.
(Incorporated in Singapore) (Co. Reg. No.: 199407932D)

Financial adviser to Singapore Technologies Semiconductors Pte Ltd
Goldman Sachs (Singapore) Pte.
(Incorporated in Singapore) (Co. Reg. No.: 198602165W)

OFFER CLOSES

on

13 April 2007

at

3.30 p.m. (Singapore time)
3.30 a.m. (New York time)

(or such later date(s) as may be announced from time to time by or on behalf of the Offeror)

If you have questions about the Offer, please call Goldman Sachs at
1800 889 2638
from 9 a.m. to 6 p.m.

Unless otherwise defined herein, all terms and references used in this announcement are defined or construed in the Offer to Purchase dated 16 March 2007 issued by the Offeror.

Cautionary note: This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of such securities of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com and on the website of the SEC at www.sec.gov. The options proposal is being made only pursuant to a letter to all holders of options dated March 16, 2007, as supplemented by a letter to all holders of options dated April 9, 2007, which are available on the website of the SGX-ST and the website of the SEC.

The directors of the Offeror (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC, its subsidiaries and associated companies), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.